Caesars Entertainment Corporation
One Caesars Palace Drive
Las Vegas, NV 89109

June 3, 2015

Ms. Jaime John
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:	Caesars Entertainment Corp.
Annual Report on Form 10-K for the year ended December 31, 2014
Filed March 16, 2015
Quarterly Report on Form 10-Q for the quarter ended March 31, 2015
Filed May 11, 2015
File No. 001-10410
Dear Ms. John:
This is in response to the Staff’s letter dated May 22, 2015, regarding Caesars’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2015. For your convenience, we have included in this letter each of the Staff’s comments before providing our response to that comment.
* * * * * * * *
Item 1. Unaudited Financial Statements
Note 4 – Deconsolidation of Caesars Entertainment Operating Company, page 11

1.
We note your response to prior comment 7. Please confirm whether you would expect to consolidate OpCo, PropCo and/or the REIT after the restructuring is complete based upon the terms included in the current Restructuring and Support Agreement. Additionally, revise your disclosure in future filings to reflect the significant judgments made regarding control and consolidation.

Response:
Consolidation assessment of entity structure included in the current Restructuring and Support Agreement
We do not have an expectation for consolidation upon completion of the restructuring; our analysis will necessarily require evaluation of the completed structure. At this point, too many factors relevant to such analysis remain undetermined, and it is not certain that the transactions contemplated by the Restructuring and Support Agreement will be consummated on the terms set forth therein, or at all.
Significant factors related to a determination regarding consolidation of one, two, or all of the entities that might be created under the Restructuring and Support Agreement include, among other things, the percentage of ownership or other influence that CEC may have over entities included in the final structure and the economic benefits inuring to various entities within the completed structure.
Because not all significant matters have been agreed, and because we do not anticipate agreement on such factors in the near term, we do not believe current information is sufficient to allow us to fully assess the proposed structure for consolidation. Nonetheless, based upon our preliminary assessment and assuming all currently proposed terms of the Restructuring and Support Agreement were implemented, we believe it is likely that OpCo would consolidate PropCo and CEC would consolidate OpCo. A final determination will necessarily depend on the completion of the restructuring process and, in particular, on finalization of the corporate structure upon emergence from the Chapter 11 proceeding.
Assessment of significant judgments made regarding control and consolidation
As of the date of CEOC’s filing for bankruptcy, we assessed the criteria included in ASC 810-10-55-4A, specifically noting that criteria “d” was met. However, due to CEC’s continued ownership in CEOC, we also assessed the primary following factors set forth in a December 2013 Staff speech:

•	Whether the bankruptcy was prepackaged;

•	The amount of our investment in CEOC, and whether it was negative;

•	The anticipated duration of the bankruptcy; and

•	Whether we expected to regain control of CEOC.
In future filings, we will include the following disclosure reflecting our significant judgments made regarding control and consolidations related to the CEOC bankruptcy (sections to be added in our Form 10-Q for the quarter ending June 30, 2015 have been underlined for emphasis):
Deconsolidation of CEOC
CEOC’s filing for reorganization was a reconsideration event for Caesars Entertainment to reevaluate whether consolidation of CEOC continues to be appropriate. We have concluded that CEOC is a VIE, subsequent to its filing for bankruptcy, because the holders of equity at risk (including us as an 89% equity holder) as a group no longer have the power to make the primary decisions. The power to make material decisions has been transferred to the Bankruptcy Court. We have concluded that the equity owners, including Caesars

Entertainment, only possess non-substantive voting rights and that we are not the primary beneficiary of CEOC, since the Bankruptcy Court now controls its material activities.
In addition to the above, we assessed the inherent uncertainties associated with the outcome of the Chapter 11 reorganization process and the anticipated duration thereof, and concluded that it was appropriate to deconsolidate CEOC effective on the Petition Date.
We further considered how to account for our continuing investment in CEOC after deconsolidation and concluded that for similar reasons, we do not have significant influence over CEOC during the pendency of the bankruptcy; therefore, Caesars Entertainment will account for its investment in CEOC as a cost method investment subsequent to the deconsolidation. The CEOC reorganization and resulting deconsolidation from CEC does not represent a strategic shift by CEC because CEC has retained its 89% ownership interest in CEOC and continues to own, operate and manage casinos in the same geographic regions; therefore, CEOC has not been classified as discontinued operations.
In future filings, we will include the following disclosure reflecting our consolidation policies and significant judgments made regarding control and consolidations (sections added for our Form 10-Q for the quarter ending June 30, 2015 in comparison to disclosures included in our Annual Report on Form 10-K for the year ended December 31, 2014 have been underlined for emphasis):
Consolidation
We consolidate into our financial statements the accounts of all subsidiaries in which we have a controlling financial interest and variable interest entities (“VIEs”) for which we or one of our consolidated subsidiaries is the primary beneficiary. Control generally equates to ownership percentage, whereby (1) affiliates that are more than 50% owned are consolidated; (2) investments in affiliates of 50% or less but greater than 20% are generally accounted for using the equity method where we are have determined that we have significant influence over the entities; and (3) investments in affiliates of 20% or less are generally accounted for using the cost method.
We consolidate a VIE when we have both the power to direct the activities that most significantly impact the results of the VIE and the right to receive benefits or the obligation to absorb losses of the entity that could be potentially significant to the VIE. For VIEs that are under common control with affiliates, in lieu of an assessment of the power to direct the activities that most significantly impact the results of the VIE, we may be required to assess a number of other factors to determine the consolidating entity, including the following: (i) the closeness of the association that the VIE has with the businesses of the affiliated entities, (ii) the entity from which the VIE obtained its assets; (iii) the nature of ongoing management and other agreements; and (iv) the obligation to absorb losses and the right to receive residual returns that could potentially be significant to the VIE. Along with the VIEs that are consolidated in accordance with the above guidelines, we also hold variable interests in other VIEs that are not consolidated because we are not the primary beneficiary. We continually monitor both consolidated and unconsolidated VIEs to determine if any events have occurred that could cause the primary beneficiary to change. A change in determination could have a material impact on our financial statements, see Note 2, “Basis of Presentation and Principles of Consolidation.”

Despite a majority financial interest, we may only possess non-substantive voting rights which do not confer upon us the ability to control key activities of the entity, such as determining operating budgets, payment of obligations, management of assets, and/or other activities necessary for the ordinary course of business. We continually monitor both consolidated and unconsolidated VIEs to determine if any events have occurred that could cause the primary beneficiary to change.

2.
Please tell us how you determined the value of your $7.1 billion gain. In this regard, please tell us how you considered your exposure to the guarantee provisions associated with the CEOC debt in light of your conclusion that it is reasonably possible that a loss may be incurred.

Response:
Our $7.1 billion gain was determined in accordance with ASC 810-10-40-5 as illustrated below:

(In millions)	As of January 15, 2015
Consideration received	$—
Fair value of retained interest in CEOC	—
CEOC Liabilities	19,153
CEOC Assets	(11,193)
Noncontrolling Interest in CEOC	(854)
Accumulated Other Comprehensive Income Attributable to CEOC	(16)
Gain on Deconsolidation of CEOC	$7,090
In calculating this gain, we considered any potentially retained obligations including, but not limited to, our exposure to the former parent guarantee of payment associated with CEOC debt. As previously disclosed, the May 2014 sale of CEOC common stock released the former parent guarantee of payment in accordance with the terms of the applicable indentures. Accordingly, because there is no existing parent guarantee of payment at the date of deconsolidation, we assessed our exposure under the related litigation described in Note 11 of our Form 10-Q for the quarter ended March 31, 2015 under ASC 450 as a contingent liability. As no liability was recorded for this litigation, it did not impact the determination of the $7.1 billion gain on deconsolidation of CEOC.
We also assessed the current CEC guarantee of collection related to the first lien bank debt under ASC 460, as disclosed in Note 11 following:
“…we have not accrued any amounts due under this guarantee of collection as they are not currently estimable. Such an estimation would require assumptions as to the amounts ultimately not collected by the holders of the guarantee through the end of the restructuring and emergence by CEOC, which we are currently unable to make, because we do not control the proceedings while CEOC is in bankruptcy.”
Accordingly, we did not adjust the recorded gain by any such estimated amounts. In future periods, if we determine that a range can be estimated, we will reflect this as an adjustment in that period.

Note 5 – Litigation
Noteholder Disputes, page 12

3.
We note your response to prior comment 6. However, we note that your disclosure on page 14 continues to use the language “range of potential losses”. ASC 450 does not use the term “potential”; therefore, in future filings please provide disclosure relative to reasonably possible losses.

4.
We further note in your response to prior comment 6 that you are unable to estimate a range of reasonably possible losses for the litigation and Noteholder Disputes. However, the disclosure included on page 14 indicates that you cannot provide assurance of the range of potential losses. Please revise your disclosures in future filings to clearly indicate that you cannot estimate a range of reasonably possible losses.

Response for #3 and #4:
We inadvertently excluded such revised disclosure in our Form 10-Q for the quarter ended March 31, 2015. We will revise our disclosures in future filings to reflect your comments 3 and 4.
Note 9 – Goodwill and Other Intangible Assets, page 16

5.
We note in your response to prior comment 5 that you did not record any additional goodwill impairment as of December 31, 2014. We further note that you continued to recognize $673 million in goodwill associated with CEOC as of December 31, 2014. Please tell us the factors you considered to support your conclusion that the goodwill associated with CEOC was not impaired.

Response:
We have determined that each of our properties are both operating segments and reporting units for the purposes of assessing goodwill impairment. Subsequent to our 2008 leveraged buy-out transaction, the resultant goodwill was allocated to each applicable property/reporting unit. Therefore, the entire $673 million in goodwill associated with CEOC as of December 31, 2014, has been previously allocated to each reporting unit as required under ASC 350.
Because CEOC debt does not relate to the operations of the individual reporting units, and is unlikely to be transferred in the event an individual property is sold (as evidenced by this being the scenario in the May 2014 property transactions), we believe that in applying the provisions in ASC 350-20-35-39, assigning CEOC debt to its individual reporting units is not appropriate.
We prepared our goodwill impairment assessments for each reporting unit on the basis noted above. As a result, we recorded impairments of $80 million associated with CEOC’s goodwill during the fourth quarter of 2014, with the resulting $673 million of goodwill recorded on each of CEOC’s reporting units determined to be recoverable through future cash flows as calculated in accordance with our accounting policy described in Note 8 to our Annual Report on Form 10-K for the year ended December 31, 2014.

6.
Additionally, your response to comment 5 indicates that you disclosed your conclusions regarding goodwill impairment as of December 31, 2014. However, we were unable to locate this disclosure. Please advise.

Response:
We inadvertently excluded this disclosure from our Form 10-Q for the quarter ended March 31, 2015. In our Form 10-Q for the quarter ending June 30, 2015, we will revise our disclosures to include language similar to the following (sections added for our Form 10-Q for the quarter ending June 30, 2015 have been underlined for emphasis):
During the three months ended March 31, 2014, we recorded impairment charges of $29 million in continuing operations related to certain gaming rights and trademarks as a result of declining financial results in certain of our markets. We determine the estimated fair values of our non-amortizing intangible assets by primarily using the Relief From Royalty Method and Excess Earnings Method under the income approach.
We were not able to finalize our impairment assessment related to the goodwill of certain properties that had a triggering event in the fourth quarter of 2014. During the first quarter of 2015, we completed our fair value analysis, which confirmed there was no goodwill impairment as of December 31, 2014.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 33

7.
As indicated above, we note in your response to prior comment 5 that you did not record any additional goodwill impairment as of December 31, 2014. For each reporting unit that is at risk of failing step one of the impairment test (defined in ASC 350) please tell us and consider disclosing the following:

•	The percent by which fair value exceeded carrying value as of the date of the most recent test and

•	The amount of goodwill allocated to the reporting unit.
Response:
As described above, the reporting units for goodwill impairment testing are the individual properties. We supplementally advise the Staff that, as of March 31, 2015, the estimated fair value of goodwill for each of our reporting units exceeded their carrying values by greater than 25%, except for properties (reporting units) with a history of recent impairments as provided below, each of which has no margin:

Reporting Unit	Allocated Goodwill
(In millions)
Harrah’s Las Vegas	$405
Flamingo Las Vegas	304
Harrah’s Laughlin	190
Bally’s Las Vegas	57
$956

We respectfully advise the Staff that we will include in future filings the following:

1.	the percentage by which the estimated fair value exceeded carrying value for those reporting units at risk of failing step one;

2.	the amount of goodwill allocated to the reporting units at risk of failing step one; and

3.	clear disclosure of the specific reporting units where a minor adverse change in assumptions used in the assessment could result in an impairment charge.
* * * * * * *
In connection with responding to the Commission’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We sincerely hope that we have thoroughly addressed your comments on our 2015 Q1 Form 10-Q. We will be pleased to respond promptly to any additional requests for information or material that we may provide in order to facilitate your review. If you have any questions, please contact me or Keith Causey, Senior Vice President, Chief Accounting Officer at (702) 407-6000.
Very Truly Yours,
/s/ Eric Hession
Eric Hession
Executive Vice President and
Chief Financial Officer

cc:	William Demarest
Jerard Gibson
Scott Wiegand